September 28, 2020

Via EDGAR U.S. Securities and Exchange Commission Division of Investment Management Attention: Ms. Hamilton 100 F Street, N.E. Washington, D.C. 20549

Re:	Owl Rock Capital Corporation – Annual Report on Form 10-K for the Fiscal Year ended December 31, 2019

Dear Ms. Hamilton:

On behalf of Owl Rock Capital Corporation (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) via telephone on September 1, 2020, regarding the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2019 (the “10-K”). Each of the Staff’s comment is set forth below and is followed by the Company’s response.

1.	Comment: On page 10 of the 10-K, under “Structure of Investments — Sebago Lake” we note the disclosure that” As of December 31, 2019, each Member has funded $88.9 million of their $125 million subscriptions.” In the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2018, we note the following disclosure, “As of December 31, 2018, each Member has funded $91.1 million of their $125 million subscriptions.” Please explain the discrepancy with respect to the amount funded by each member.

Response: The Company respectfully advises the Staff, that the amount funded by each Member of Sebago Lake decreased from December 31, 2019 as compared to December 31, 2018 as a result of a return of capital to the Members in 2019. This amount is reflected on page F-15 of the 10-K, in footnote 19 to the Company’s Consolidated Schedule of Investments for the year ended December 31, 2019 under the column titled “Gross Reductions.”

2.	Comment: With respect to the risk factors relating to LIBOR on page 36 of the 10-K, going forward, please tailor any such principal risk disclosure to described how the Company expects the discontinuation of LIBOR could affect the Company’s investments, including how the transition to any successor rate could impact the liquidity and value of investments that reference LIBOR.

Response: The Company will include such additional disclosure in its filings going forward.

3.	Comment: On page 97 of the 10-K, in footnote 6 to the fee table, please explain why the entire incentive fee is not waived in the fee table and why the fee table does not reflect half of the management fee being waived.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Ms. Hamilton

U.S. Securities and Exchange Commission

September 28, 2020

Response: The Company respectfully advises the Staff that the expenses shown in the table under "Annual expenses" are based on estimated amounts for the Company’s current fiscal year (i.e., the January 1, 2020 through December 31, 2020).  As noted in footnote 6 to the Fees and Expense Table, the Adviser agreed at all times prior to the fifteen-month anniversary of the Listing Date, to waive (i) any portion of the Management Fee that is in excess of 0.75% of the Company’s gross assets, excluding cash and cash-equivalents but including assets purchased with borrowed amounts at the end of the two most recently completed calendar quarters, calculated in accordance with the Investment Advisory Agreement, and (ii) the entire Incentive Fee (including, for the avoidance of doubt, both the portion of the Incentive Fee based on our income and the Capital Gains Incentive Fee). The Listing Date was July 18, 2019; accordingly, the fifteen month anniversary of the Listing Date was October 18, 2020 and the waivers were only in place through that date. The Fees and Expenses table only accounts for waivers for the portion of 2020 that they will be in place.

4.	Comment: On page 97 of the 10-K, in footnote 11, are the fees referenced obligations of the fund and if so, why are they not included in the fee table?

Response: The table reflects the fees that are expected to be charged. The fees referenced in footnote 11 are fees payable to Owl Rock Capital Advisors LLC (the “Adviser”) for serving as collateral manager (the “Collateral Management Fees”) to the CLO Issuers. The Collateral Management Fees are obligations of the CLO Issuers, which are consolidated subsidiaries of the Company.

The waived Collateral Management Fees are not included in the table. The Company and the CLO Issuers expect that for so long as the Company owns all of the CLO Issuers’ equity, the Collateral Management Fees will be waived. If the Collateral Management Fees were not waived, the Management Fee payable under the Investment Advisory Agreement, which is based on the Company’s overall assets, including consolidated subsidiaries, would be offset by the amount of the Collateral Management Fees paid, and there would be no change in Total Net Annual Expenses.

5.	Comment: On page F-4 in the Statement of Operations, please explain the waiver amounts presented for the incentive fee and management fee.

Response: The Company respectfully advises the Staff, that as noted above in its response to comment 3, the Adviser agreed at all times prior to the fifteen-month anniversary of the Listing Date, to waive (i) any portion of the Management Fee that is in excess of 0.75% of the Company’s gross assets, excluding cash and cash-equivalents but including assets purchased with borrowed amounts at the end of the two most recently completed calendar quarters, calculated in accordance with the Investment Advisory Agreement, and (ii) the entire Incentive Fee (including, for the avoidance of doubt, both the portion of the Incentive Fee based on our income and the Capital Gains Incentive Fee). The Listing Date was July 18, 2019 and prior to the Listing Date, the Management Fee was equal to 0.75% of the Company’s gross assets, excluding cash and cash-equivalents but including assets purchased with borrowed amounts at the end of the two most recently completed calendar quarters, calculated in accordance with the Investment Advisory Agreement. Accordingly, the waiver amount includes the entire Incentive Fee ($45,114) and the portion of the Management Fee that was in excess of 0.75% from July 18, 2019 through December 31, 2019 ($28,289).

Ms. Hamilton

U.S. Securities and Exchange Commission

September 28, 2020

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Please do not hesitate to contact me at (202) 383-0218 or Kristin Burns at (212) 287-7023 if you should need further information or clarification.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus